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                            March 22, 2021

       Josh Hoffman
       Chief Executive Officer
       Zymergen Inc.
       5980 Horton Street, Suite 105
       Emeryville, CA 94608

                                                        Re: Zymergen Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 9,
2021
                                                            CIK No. 0001645842

       Dear Mr. Hoffman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 9, 2021

       Prospectus Summary
       Overview, page 2

   1. We note your response to comment 2 and your amended disclosure on page 2. Please further revise your
disclosure to place less emphasis on the comparisons you are drawing to the development of
Kevlar. In this regard, we note your current and proposed products do not appear to
compete with Kevlar. For the purpose of contrasting your development process with the
process used by traditional chemical and materials companies to produce novel materials, we do
not object to you referencing Kevlar in a manner similar to the way you reference
cellophane, nylon and Teflon, or the other additional products you reference on page 97.
 Josh Hoffman
FirstName  LastNameJosh Hoffman
Zymergen Inc.
Comapany
March      NameZymergen Inc.
       22, 2021
March2 22, 2021 Page 2
Page
FirstName LastName
3. Pipeline: We plan on years of breakthrough products., page 6

2. Please amend your disclosure to describe approximately how long you anticipate the qualification Hyaline process will take, and when you expect to begin generating revenue from your Hyaline product. Please also clarify if you will begin generating revenue on your Hyaline product prior to replacing the non-fermentation produced biomolecule, and if so, disclose the impact on your revenues from the Hyaline product, if any. Please also disclose when you estimate you will begin generating revenue from your 10 other products in development.
Our Business Challenges, page 9

3. To provide context for investors regarding the consequences to you if your contract with the CMO site in the United States expires at the end of 2021, please provide an estimate for how long it could take for you to find and enter into an agreement with another suitable CMO site.
Our Product and Product Pipeline, page 71

4. We note your response to comment 10 and the revised pipeline table. As previously requested, please delete the final row of the table, here and in the summary, as the products aggregated in this row do not appear to be sufficiently developed to include with the other products in the table.
Business
Overview
Our Revenue Model, page 94

5. We note your response to comment 17, as well as your revised disclosure. Please disclose the approximate time or time range you expect it will take for a product to generate positive gross margins. In addition, please explain the basis for your statement that the 6-
         18 month product qualification process with customers is "typical." In this regard, we note you have launched only one product, and that product is still in qualification. As a related matter, please tell us why you believe the assumptions you present for costs and timing are reliable. In this regard, we note these assumptions appear to be based on only one product that has been developed and otherwise rely upon predictions of future development costs and times for products that are still in development.
Consumer Care, page 117

6. We note your disclosure that "[r]esearch from NYU found that sustainability-marketed products were responsible for more than 50% of growth in consumer-packaged goods from 2015-2019, and that younger consumers drove the demand for sustainable packaging." Please amend your disclosure to identify the study or report conducted by
         NYU that supports this statement.
 Josh Hoffman
Zymergen Inc.
March 22, 2021
Page 3
Collaborative Research and Development, page 127

7. Please disclose the economic terms of the executed project plans with Sumitomo. In this regard we note you disclose that your collaboration agreements typically include one or more of the following: payments for the R&D services to be performed, milestone payments to be received upon the achievement of the milestone events defined in the agreements, revenue sharing and royalty payments upon the commercialization of the
         molecules in which you share in the customer   s profit.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

8. Refer to your response to prior comment 23. In the first paragraph of your response, you state fees for R&D services are billable in connection with one to four fixed-fee phases.
         You further state you recognize revenue only for the phase in which you are operating through the passage of time and measure progress within each phase using the input method. This appears to be meaningful disclosure. Please revise your disclosure to include disclosure consistent with the response in this regard or advise.
14. Collaborative Agreements, page F-33

9. You disclose you analogized to ASC 606 for Sumitomo Chemical's share of your R&D service activities and the development of the Zymergen Development Item. Please explain to us the basis for your analogy and why recognition of revenue is appropriate for this activity and how your treatment is consistent with 808-10-15-5B and 45-1.
General

10. Please tell us whether any rights, obligations or instruments related to or associated with your currently outstanding classes of convertible preferred stock will survive the closing of this offering. We note disclosure on the bottom-half of page 15 indicating that all such securities will be converted into shares of common stock at the closing of the offering.
       However, on the top-half of the same page, in the second bullet, for example, you indicate
FirstName LastNameJosh Hoffman
       that the number of shares outstanding excludes shares of common stock issuable upon the
Comapany    NameZymergen
       exercise              Inc.
                 of outstanding warrants to purchase Series C preferred stock. March 22, 2021 Page 3
FirstName LastName
 Josh Hoffman
FirstName  LastNameJosh Hoffman
Zymergen Inc.
Comapany
March      NameZymergen Inc.
       22, 2021
March4 22, 2021 Page 4
Page
FirstName LastName
        You may contact Nasreen Mohammed at (202) 551-3773 or Doug Jones at
(202) 551-
3309 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at
(202) 551-
8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Sarah Solum